UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ALDER BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

014339 105

(CUSIP Number)

Søren Hoffmann

H. Lundbeck A/S

General Counsel, Vice President, Corporate Legal

Ottiliavej 9

DK-2500 Valby

Denmark

+ 45 36 30 13 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

(312) 861-8634

October 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014339 105	13D

1	Names of reporting persons H. Lundbeck A/S
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Denmark

Number of shares beneficially owned by each reporting person with	7	Sole voting power 101,167,019*
	8	Shared voting power 0
	9	Sole dispositive power 101,167,019*
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 100.0%*
14	Type of reporting person (see instructions) CO/HC

*

See Items 4 and 5. Calculation of share numbers and percentage based on (i) 84,678,164 shares of common stock, par value $0.0001 per share (“Common Stock” or “Shares”), of Alder BioPharmaceuticals, Inc. (“Alder”) outstanding as of the Offer (as defined below) expiration, which occurred at one minute after 11:59 p.m. Eastern Time on October 21, 2019, according to Alder’s transfer agent, (ii) 8,488,665 shares of Common Stock underlying Alder equity awards cancelled and converted into the right to receive the Offer Price (as defined below) as of the Effective Time (as defined below) and (iii) 8,000,190 shares of Common Stock deemed converted and cancelled into the right to receive the Offer Price in connection with the conversion of 800,019 shares of Class A-1 Convertible Preferred Stock of Alder (the “Class A-1 Preferred Stock”) as of the Purchaser’s (as defined below) acceptance for payment of shares of Common Stock in the Offer and upon the exercise of the Company Warrant (as defined below) as of the Effective Time.

CUSIP No. 014339 105	13D

1	Names of reporting persons Violet Acquisition Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0*
	9	Sole dispositive power 0
	10	Shared dispositive power 0*

11	Aggregate amount beneficially owned by each reporting person 0*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%*
14	Type of reporting person (see instructions) CO

*

See Items 4 and 5. As of the Effective Time (as defined below), this Reporting Person (as defined below) merged with and into Alder, with Alder surviving as an indirect wholly owned subsidiary of Parent (as defined below).

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on September 26, 2019 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”) and is being jointly filed on behalf of (i) H. Lundbeck A/S, a Danish aktieselskab (“Parent”) and (ii) Violet Acquisition Corp., a Delaware corporation (“Purchaser”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented by adding the following after the last paragraph in Item 3:

“On October 22, 2019, Parent consummated the acquisition of Alder through the merger of Purchaser with and into Alder. Alder is the surviving corporation (“Surviving Corporation”) in the Merger (as defined below) and is a wholly owned subsidiary of Payor and an indirect wholly owned subsidiary of both Holding and Parent. The aggregate consideration payable in connection with shares of Common Stock upon the consummation of the Offer and the Merger was approximately $1.72 billion as payment of the aggregate Closing Amount (as defined below), together with the issuance of the CVRs (as defined below). Parent funded the payment of the Closing Amount from cash on hand and borrowings under its existing credit facilities.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and restated as set forth below.

(1) The text of the section preceding the heading “Support Agreement” is amended and restated in its entirety as follows:

“On September 16, 2019, Parent, Payor and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alder.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of Alder, at an offer price of (i) $18.00 per share in cash (the “Closing Amount”), plus (ii) one non-transferable contingent value right per share of Common Stock (each, a “CVR”), which represents the contractual right under the Contingent Value Rights Agreement entered into between Parent, Payor and Computershare Trust Company, N.A. and Computershare Inc. (together with Computershare Trust Company, N.A., “Rights Agent”) on October 21, 2019 (the “CVR Agreement”) to receive a contingent payment in cash of $2.00 per share of Common Stock in the aggregate, contingent upon the achievement of the first legally valid approval by the European Commission of a “marketing authorisation application” of any medicinal product for human use containing any Eptinezumab for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 (the “Milestone”) (such potential cash payments, together with the Closing Amount, or any higher amount per share of Common Stock paid pursuant to the Offer, the “Offer Price”), in each case without any interest thereon and subject to any required tax withholdings.

The Offer expired at the end of the day, one minute after 11:59 p.m. Eastern Time, on October 21, 2019. On October 22, 2019, Purchaser accepted for purchase all shares of Common Stock that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

On October 22, 2019, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Purchaser merged with and into Alder, with Alder surviving as a wholly owned subsidiary of Payor and an indirect wholly owned subsidiary of both Holding and Parent (the “Merger”), without a meeting or vote of stockholders of Alder (the “Effective Time”). At the Effective Time, the shares of Common Stock not purchased pursuant to the Offer (other than shares of Common Stock held by Alder, Parent, Purchaser, any subsidiary of Parent or by stockholders of Alder who perfected their statutory rights of appraisal under Delaware law) were each converted into the right to receive the Offer Price without interest and subject to any withholding of taxes.

In addition, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that was then outstanding and unexercised, whether or not vested and which had a per share exercise price that was less than the Closing Amount (each, an “In the Money Option”), was cancelled and converted into the right to receive both (i) a cash payment equal to (A) the excess, if any, of (x) the Closing Amount over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time and (ii) one (1) CVR for each Share subject to such In the Money Option immediately prior to the Effective Time.

At the Effective Time, each Company Option other than an In the Money Option that was outstanding and unexercised, whether or not vested (each, an “Out of the Money Option”), was cancelled and except as described below, converted into the right to receive a cash payment, if any, from Parent with respect to each Share subject to the Out of the Money Option upon the Milestone Payment Date or such earlier date as may be required to ensure that such cash payment constitutes a short-term deferral under U.S. tax law, equal to the amount by which the sum of the Closing Amount and the amount per Share to be paid at the Milestone Payment Date exceeds the exercise price payable per Share under such Out of the Money Option. No payment will be payable with respect to the Milestone being achieved after December 31, 2024, which is the expiration date under the CVR Agreement. Any Out of the Money Options with an exercise price payable per Share equal to or greater than $20.00 was cancelled at the Effective Time without any consideration payable therefor.

At the Effective Time, the holder of each time vesting restricted stock unit with respect to Shares (a “Company RSU”), whether or not vested, was entitled to receive (i) a cash payment equal to the product of (A) the Closing Amount and (B) the number of Shares subject to such Company RSU and (ii) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time.

At the Effective Time, the holder of each performance vesting restricted stock unit with respect to Shares (a “Company PSU”), whether or not vested, was entitled to receive (i) a cash payment equal to the product of (A) the Closing Amount and (B) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance) and (ii) one (1) CVR for each Share subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance).

Upon the Offer Acceptance Time, each share of Alder’s Class A-1 Preferred Stock outstanding immediately prior to the Offer Acceptance Time was cancelled without any further action on the part of Alder or the holders thereof. In consideration for such cancellation, each holder of shares of Class A-1 Preferred Stock automatically received, for each Share issuable upon conversion of such shares of Class A-1 Preferred Stock that would have been issuable had such cancelled shares of Class A-1 Preferred Stock been converted immediately prior to the Offer Acceptance Time, the same Offer Price received by holders of Shares promptly after the Offer Acceptance Time, subject to any withholding tax.

At the Offer Acceptance Time, Parent caused Purchaser to assume each outstanding and unexercised warrant to purchase Class A-1 Preferred Stock (the “Company Warrant”) on the terms and conditions set forth in each Company Warrant, including the obligation to deliver to the applicable holders of the Company Warrant the same Offer Price receivable by holders of Shares.

At the Effective Time, each share of common stock of Purchaser was converted into one share of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on October 22, 2019, Payor became the direct owner of 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation, and Parent became the indirect owner of such shares.

Pursuant to the Merger Agreement, as of the Effective Time, Bob Azelby, Paul Carter, Paul Cleveland, Jeremy Green, Bruce Montgomery, Heather Preston, Clay Siegall and Wendy Yarno each resigned and ceased to be directors of Alder and members of any committee of Alder’s Board of Directors. These resignations were not a result of any disagreement between Alder and the directors on any matter relating to Alder’s operations, policies or practices.

Pursuant to the Merger Agreement, as of the Effective Time, the directors and officers of Purchaser immediately prior to the Effective Time became the directors and officers of the Surviving Corporation. The director of Purchaser immediately prior to the Effective Time was Peter Anastasiou. The officers of Purchaser immediately prior to the Effective Time were Peter Anastasiou, President; Thomas D. Forrester, Secretary; Julie A. Hakim, Treasurer; and Colleen Hickey, Assistant Secretary. In addition, as of the Effective Time, the board of the Surviving Corporation re-elected Erin Lavelle as Chief Operating Officer; Randal Hassler as Executive Vice President; Nadia Dac as Chief Commercial Officer; and Paul Streck, M.D., as Chief Medical Officer.

As of the Effective Time, the certificate of incorporation of Alder was amended and restated in its entirety and, as so amended and restated, became the certificate of incorporation of the Surviving Corporation. The bylaws of Alder immediately prior to the Effective Time became the bylaws of the Surviving Corporation at and immediately after the Effective Time, except that references to the name of Purchaser were replaced by references to the name of the Surviving Corporation. The amended and restated certificate of incorporation of Alder is attached hereto as Exhibit 6 and is incorporated herein by reference. The amended and restated bylaws of Alder are attached hereto as Exhibit 7 and are incorporated herein by reference.

In connection with the consummation of the Merger, the Reporting Persons will integrate the business, operations and assets of Alder with the Reporting Persons’ existing business.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.”

(2) The section entitled “Support Agreement” is amended by adding the following paragraph to the end thereof:

“By its terms, the Support Agreement terminated at the Effective Time.”

(3) The first paragraph of the section entitled “Contingent Value Rights Agreement” is deleted and replaced with the following paragraph:

“On October 21, 2019, Parent, Payor and Rights Agent entered into the CVR Agreement governing the terms of the CVRs to be issued in connection with the Offer and the Merger. Each Alder stockholder is entitled to one CVR for each share of Common Stock outstanding or underlying each of the In the Money Options, Company RSUs and Company PSUs, in each case, whether or not vested, warrants (if and when exercised) and Class A-1 Preferred Stock, that (i) the Purchaser accepted for payment from such holder pursuant to the Offer or (ii) was owned by or was issued to such holder as of immediately prior to the Effective Time and was converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. Each holder of the Company Warrant and Alder’s outstanding convertible senior notes, upon the exercise or conversion thereof, will become entitled to one (1) CVR for each share of Common Stock underlying the Company Warrant and convertible senior notes on an as converted basis, in the case of the convertible senior notes solely to the extent cash is not delivered to converting holders in lieu of the CVR. Each holder of Out of the Money Options with an exercise price below $20.00 will receive the right to a cash payment of $20.00 minus the exercise price. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Parent, Purchaser, Payor, Alder or any of their affiliates.”

(4) The second paragraph of the section entitled “Additional Information” is deleted and replaced with the following paragraphs:

“The purpose of the Merger was for Purchaser to acquire the entire equity interest in Alder. The Supporting Stockholders entered into the Support Agreement as an inducement to Parent’s, Payor’s and Purchaser’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, Alder became a wholly owned subsidiary of Payor, and Payor now controls the board of directors of Alder and made or will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Alder as set forth in the Merger Agreement or as may be appropriate in its judgment (subject to certain limitations).

On October 22, 2019, in connection with the Merger, Alder notified The NASDAQ Stock Market LLC (“NASDAQ”) of the consummation of the Merger and requested that trading of the shares of Common Stock on NASDAQ be suspended prior to the opening of trading on October 22, 2019. In addition, at Alder’s request, NASDAQ filed with the United States Securities and Exchange Commission (the “SEC”) an application on Form 25 to delist the shares of Common Stock from NASDAQ and deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Trading of shares of Common Stock on NASDAQ was suspended prior to the opening of trading on October 22, 2019. Alder intends to file with the SEC a Form 15 requesting that Alder’s reporting obligations under Section 13 and Section 15(d) of the Exchange Act be suspended.”

(5) The fourth and fifth paragraphs of the section entitled “Additional Information” are deleted and replaced with the following paragraph:

“The tender offer for the outstanding shares of Common Stock of Alder referred to in this Schedule 13D and related exhibits commenced on September 23, 2019. In connection with the Offer, also on September 23, 2019, Parent filed a tender offer statement on Schedule TO with the SEC, and Alder filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. The Offer expired at the end of the day, one minute after 11:59 P.M. Eastern Time, on October 21, 2019.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated to read in its entirety as follows:

“(a) and (b) As a result of the consummation of the Offer and the Merger, Parent, through Payor and Purchaser, acquired, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 101,167,019 shares of Common Stock, consisting of (i) 84,678,164 shares of Common Stock outstanding as of the Offer expiration, according to Alder’s transfer agent, (ii) 8,488,665 shares of Common Stock underlying Alder equity awards cancelled and converted into the right to receive the Offer Price as of the Effective Time and (iii) 8,000,190 shares of Common Stock deemed converted and cancelled into the right to receive the Offer Price in connection with the conversion of 800,019 shares of Class A-1 Preferred Stock as of Purchaser’s acceptance for payment of shares of Common Stock in the Offer and upon the exercise of the Company Warrant as of the Effective Time. Further, as a result of the Merger, all shares of Common Stock were cancelled and ceased to exist, and each share of common stock of Purchaser was converted into one share of common stock of the Surviving Corporation, with Payor becoming the direct owner of 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation, and Parent becoming the indirect owner of such shares. In addition, as a result of the Merger, the separate corporate existence of Purchaser has ceased, and therefore Purchaser owns no shares of the Surviving Corporation and has no authority to vote or direct the vote for any shares of the Surviving Corporation. Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule I, beneficially owns or has any voting power or dispositive power over any shares of Common Stock. The information set forth in Item 2 is incorporated by reference into this Item 5(a) and Item 5(b).

(c) Other than as described above, since the filing of the Original 13D on September 26, 2019, there have been no transactions in the shares of Common Stock effected by any of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto.

(d) To the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) As a result of the termination of its corporate existence in connection with the Merger, Purchaser ceased to be the beneficial owner of any securities of Alder.”

Item 7.	Material to Be Filed as Exhibits.

The following exhibit references are hereby added to Item 7 of the Original Schedule 13D to read in their entirety as follows:

“6	Amended and Restated Certificate of Incorporation of Alder Biopharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Alder Biopharmaceuticals, Inc. on October 22, 2019).

7	Amended and Restated By-Laws of Alder Biopharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Alder Biopharmaceuticals, Inc. on October 22, 2019).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2019	H. LUNDBECK A/S

	By:	/s/ Deborah Dunsire
	Name:	Deborah Dunsire
	Title:	Chief Executive Officer

Date: October 24, 2019	VIOLET ACQUISITION CORP.

	By:	/s/ Peter Anastasiou
	Name:	Peter Anastasiou
	Title:	President